John Amorosi +1 212 450 4010 john.amorosi@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

May 6, 2024
Re:	HireRight Holdings Corp Amendment No. 1 to Schedule 13E-3 filed April 22, 2024 File No. 005-93449 Revised Preliminary Proxy Statement filed April 22, 2024 File No. 001-40982
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of our client, HireRight Holdings Corporation (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Schedule 13E-3 (the “Schedule 13E-3”) contained in the Staff’s letter dated April 25, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), together with this response letter.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable.
Revised Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3 filed April 22, 2024
Background of the Merger, page 21
1.
We note your response to prior comment 1. Please revise your disclosure to clarify whether Private Equity Party B, Private Equity Party C, or Private Equity Party D are affiliated with either of the Sponsor Stockholders. We are unclear about what is meant by the following language in your response to comment 1: [The multiple parties that expressed interest in a transaction with the Company, on the one hand, and the Sponsor Stockholders, on the other hand] "did not have a relationship with any such parties related to the Company." Your revised disclosure should make clear whether they had any affiliation or relationship, whether related to the Company or not.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21-23 and 26-27 of the Amended Proxy Statement.

2.
We note your response to prior comment 3. However, we continue to believe that the advice, including oral and written "reports" provided by Financial Advisor A related to the proposal made by Private Equity Party A appear to be materially related to the Merger. Evaluating the initial proposal from Private Equity Party A was part of the negotiations that resulted in the Company considering strategic alternatives, and in fact, Private Equity Party A reengaged with the Company regarding a potential transaction in November 2023. An alternative transaction with Private Equity Party A was part of the Board's evaluation of the Merger; your revised disclosure on pages 42-43 indicates that the Board (including the directors affiliated with the Sponsor Stockholders) relied on Financial Advisor A's advice to determine not to pursue a transaction with Private Equity Party A. Please revise to identify Financial Advisor A by name and summarize Financial Advisor A's oral "reports" provided to the Company and its representatives, including the Sponsor Stockholders. Written materials should be filed as exhibits to the Schedule 13E-3. Refer to Item 1015 of Regulation M-A, Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, as well as to Question 117.07 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response:
The Company respectfully acknowledges the Staff’s comment. As discussed with the Staff on April 29, 2024 and May 1, 2024, the Company respectfully maintains that, for the reasons previously submitted to the Staff, the services provided by Financial Advisor A to the HireRight Board are not materially related to the Merger and are not required to be disclosed under Item 9 or Item 16 of Schedule 13E-3.

Financial Advisor A's services were limited to analyzing the Private Equity Party A Proposal. Taking into account the view of Financial Advisor A that the Private Equity Party A Proposal was not executable at the offered price, and, if such proposed transaction was capable of being executed at all, it would only be executable at a much lower price that would not have been acceptable to the HireRight Board, the HireRight Board concluded that it would not pursue a potential transaction with Private Equity Party A. Such events took place more than fourteen months prior to the December 8 Proposal. Financial Advisor A was never formally engaged by HireRight. Given the interim changes in the financial condition and results of operations of the business, as well as changes in the macroeconomic conditions, geopolitical conditions and industry dynamics, the Special Committee did not consider the Private Equity Party A Proposal to be a relevant benchmark in evaluating the Sponsor Stockholders' offer of $14.35 per share, and such proposal had no bearing on the consideration by the Special Committee, the HireRight Board, Centerview or the Sponsor Stockholders of the fairness of the Merger to the Unaffiliated Stockholders.

Accordingly, the Company respectfully submits that filing additional exhibits or additional discussion of the limited advice provided by Financial Advisor A would not add any meaningful information for stockholders, or any disclosure that would be material to making an informed decision concerning the proposed Rule 13e-3 transaction.

In addition, the Company has revised the disclosure on pages 24 and 25 of the Amended Proxy Statement to clarify the nature of the contacts with Private Equity Party A in November 2023.

Summary of Centerview Financial Analysis, page 45

3.
We note your response to prior comment 6 and reissue the first part our comment regarding the statement in the first paragraph of this section that “[t]he summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview…” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview. Please modify to avoid characterizing the disclosure here as incomplete.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amended Proxy Statement.

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Please do not hesitate to contact me at (212) 450-4010 or john.amorosi@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.
Very truly yours,
/s/ John D. Amorosi
cc:
Brian Copple, HireRight Holdings Corporation
H. Oliver Smith, Davis Polk & Wardwell
Matthew W. Abbott, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Cullen L. Sinclair, Paul, Weiss, Rifkind, Wharton & Garrison LLP